Exhibit 6
Annual Meeting of Shareholders
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
The following sets forth a brief description of each matter voted upon at the Corporation’s Annual Meeting of Shareholders held on April 30, 2009 and the outcome of the vote:

	Description of Motion	Outcome of Vote
1.	Ordinary resolution approving the election of the following eight (8) nominees to serve as Directors, to hold office until the next Annual Meeting unless his or her office is earlier vacated:	Resolution approved.
John H. Craig
W. Robert Dengler
Brian D. Edgar
Paul F. Little
Lukas H. Lundin
William A. Rand
Ron F. Hochstein
Catherine J. G. Stefan

2.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Corporation, to hold office until the next Annual Meeting of Shareholders, and for the Director to fix their remuneration as such.	Resolution approved.
Attached to this report is a report of Computershare Investor Services Inc., the scrutineers of the Meeting, in respect of each matter.
Dated at Toronto, Ontario this 7th day of May, 2009.
DENISON MINES CORP.
Per:

Andre Desautels
Vice President, General Counsel and Corporate Secretary

DENISON MINES CORP.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD ON APRIL 30, 2009
FINAL SCRUTINEERS’ REPORT

6	SHAREHOLDERS IN PERSON, REPRESENTING	92,333	SHARES

481	SHAREHOLDERS BY PROXY, REPRESENTING	71,526,850	SHARES

487	TOTAL SHAREHOLDERS, HOLDING	71,619,183	SHARES

	TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE:	226,045,415

	PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING:	31.68%

/s/ Paul Allen	/s/ Matthew Gemmell

PAUL ALLEN	MATTHEW GEMMELL
SCRUTINEER	SCRUTINEER
The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.
If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.
In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

DENISON MINES CORP.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD ON APRIL 30, 2009
REPORT ON PROXIES

	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST
MOTIONS	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Elect John H. Craig as Director	68,790,134	0	2,736,715	1	0	96.17%	0.00%	3.83%
Elect W. Robert Dengler as Director	70,088,680	0	1,438,169	1	0	97.99%	0.00%	2.01%
Elect Brian D. Edgar as Director	68,649,206	0	2,877,643	1	0	95.98%	0.00%	4.02%
Elect Ron F. Hochstein as Director	70,109,221	0	1,417,628	1	0	98.02%	0.00%	1.98%
Elect Paul F. Little as Director	69,820,534	0	1,706,315	1	0	97.61%	0.00%	2.39%
Elect Lukas H. Lundin as Director	68,077,209	0	3,449,640	1	0	95.18%	0.00%	4.82%
Elect William A. Rand as Director	68,534,838	0	2,992,011	1	0	95.82%	0.00%	4.18%
Elect Catherine J. G. Stefan as Director	70,124,431	0	1,402,418	1	0	98.04%	0.00%	1.96%
Appointment of Auditors	70,496,529	0	1,008,643	21,678	0	98.59%	0.00%	1.41%

TOTAL SHAREHOLDERS VOTED BY PROXY:	481
TOTAL SHARES ISSUED & OUTSTANDING:	226,045,415
TOTAL SHARES VOTED:	71,526,850
TOTAL % OF SHARES VOTED:	31.64%

/s/ Paul Allen	/s/ Matthew Gemmell

PAUL ALLEN	MATTHEW GEMMELL
SCRUTINEER	SCRUTINEER